SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 17, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	0472C	August 14, 2007

07026309

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SEC File No. 82-34751

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Subject News Alert: Elementis PLC - Interim Report 2007

This Email Alert service is brought to you by Elementis

RNS Number:0472C
Elementis PLC
14 August 2007

Elementis plc - Interim Report and Accounts 2007

Copies of the Company's Interim Report and Accounts for the half year ended 30 June 2007 have been submitted to the UK Listing Authority, and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Tel No (0) 20 7066 1000.

Printed copies of the Interim Report will be posted to shareholders today.

Wai Wong
Company Secretary
020 7408 9303

14 August 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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